DAVIS & ASSOCIATES

(A PROFESSIONAL LAW CORPORATION)

-SECURITIES, BUSINESS & INTERNATIONAL LAWYERS-

LOS ANGELES	NEWPORT BEACH
(310) 823-8300	LONDON

(213) 400-2007

don@securities-attys.com

Respond To:

P.O. Box 852

Palos Verdes Estates, CA

90274

July 22, 2022

To:	Theresa Brillant

Aamira Chaudhry

Divison of Corporate Finance

Office of Trade & Services

Securities And Exchange Commission

Re:	Mobile Global Esports, Inc.

Registration Statement on Form S-1, Amendment # 5

Filed this Date

File No. 333-261877

Dear Messrs Brillant and Chaudhry,

We represent Mobile Global Esports, Inc. in this matter as outside legal counsel.

We are responding to your letter of comments dated July 21, 2022, and our further telephone confernece this moring on the FRP issue raised.

The Company proposes using the following Disclosure Paragraph in the manner indicated below

“MOGO PROJECTIONS TO BE DISREGARDED AND NOT RELIED UPON.

The projections in marketing materials presented to potential selling group members and brokers, and seen perhaps by perspective investors, (so called free writing prospects materials), dated July 8,12 and 19, 2022, contain projections without a disclosure of Managements’ notes and assumptions serving as a basis for such projections, and are therefore Withdrawn. Such projections should not be relied upon by prospective investors contemplating investment in MOGO’s common stock. Specifically, projections as to the number of Mogo’s future digital users, future average gaming hours, games, social hours use, future per user revenue projections, and future Company revenue projections and data projections have been withdrawn and should not be relied upon in considering whether to invest.”

USE OF PARAGRAPH

-This paragraph will be added as Risk factor 1 in the prospectus; and

-will be added to all FWP graphics currently in use effective immediately (amended FWP materials will be immediatley refiled), and

-revised FWP materials with this paragraph on the cover page will be recirculated to all who saw in the road show the earlier FWP materials.

As to the above, and Staff’s 2nd comment in your letter of July 22, the Company will file immediately an amended registration statement with this the above Risk Factor, and a corrected Auditor’s consent letter, if the above language and procedure is acceptable.

The Company and the Underwriters would still like to file for Acceleration of this registration statementon on Monday, July 25, 2022, if this amended filing can be accomplished today.

Could you as soon as possible give me a call and provide guidence on this proposal. Thanks so much for your help.

My cell phone is (213) 400-2007, and my email is Don@securities-attys.com.

Very Truly,

/S/ Donald G. Davis, for the Law Offices of Davis & Associates.

Donald G. Davis